UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 11-K




(MARK ONE)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 1998
                                       OR

[  ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934
     For the transition period from _______________ to __________________.

Commission file number                  1-5964

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     IKON OFFICE SOLUTIONS, INC. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     IKON OFFICE SOLUTIONS, INC., P.O. BOX 834, VALLEY FORGE, PA 19482-0834.


                          ----------------------------

                              REQUIRED INFORMATION

a.   Financial Statements.

     The following financial statements are furnished for the Plan.

     1. Audited Statements of Net Assets Available for Benefits - December 31, 1998 and 1997.

     2. Audited Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1998 and 1997.

     3.   Notes to Financial Statements

     4.   Supplemental Schedules

          (a)  Assets Held for Investment Purposes

          (b)  Reportable Transactions

b.   Exhibits

          Exhibit 23 Consent of Independent Auditors

               IKON Office Solutions, Inc. Retirement Savings Plan

                              Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1998 and 1997




                                    Contents


Report of Independent Auditors...............................................1

Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statements of Changes in Net Assets Available for Benefits...................3
Notes to Financial Statements................................................4

Supplemental Schedules

Assets Held for Investment Purposes.........................................15
Reportable Transactions.....................................................16

                         Report of Independent Auditors

Retirement Plans Committee
IKON Office Solutions, Inc.

We have audited the accompanying statements of net assets available for benefits of the IKON Office Solutions, Inc. Retirement Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP
June 3, 1999

               IKON Office Solutions, Inc. Retirement Savings Plan

                 Statements of Net Assets Available for Benefits


                                                                December 31
                                                         1998                 1997
                                                    --------------------------------
Assets
Investments:
    Cash and cash equivalents                       $  6,574,844        $  7,245,288
    IKON Office Solutions, Inc. common stock         104,592,120         219,457,013
    Unisource Worldwide, Inc. common stock            12,471,812          32,728,816
    Investment funds                                 152,756,403         131,255,930
    Participant loans                                 14,315,229          16,634,250
                                                    --------------------------------
                                                     290,710,408         407,321,297

Transfers receivable from merged plans                        --           1,239,156
Investment income receivable                             810,091             711,517
                                                    --------------------------------
                                                     291,520,502         409,271,970

Liabilities
Accrued administrative expenses                          596,577             817,966
Other                                                    272,630                  --
                                                    --------------------------------
Net assets available for benefits                   $290,651,292        $408,454,004
                                                    ================================


See accompanying notes.

               IKON Office Solutions, Inc. Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                  Year ended December 31
                                                                 1998                 1997
                                                           -----------------------------------
Additions:
    Employee contributions                                 $  57,825,193         $  46,451,328
    Employer contributions                                    28,456,006            23,243,261
    Assets transferred or receivable from
       merged plans                                            6,525,585            32,579,543
    Dividend income                                            4,748,611             4,315,323
    Interest income                                            4,446,791             4,529,701
                                                           -----------------------------------
Total additions                                              102,002,186           111,119,156

Deductions:
    Benefits paid to participants                             60,767,514            59,778,762
    Administrative expenses                                    4,297,386             3,381,996
    Assets transferred to Unisource Worldwide, Inc.
       Retirement Savings Plan                                        --           361,438,780
                                                           -----------------------------------
Total deductions                                              65,064,900           424,599,538
                                                           -----------------------------------
                                                              36,937,286          (313,480,382)

Realized and unrealized loss on
    investments                                             (154,739,998)          (99,301,363)
                                                           -----------------------------------
Net decrease for the year                                   (117,802,712)         (412,781,745)

Net assets available for benefits at
    beginning of year                                        408,454,004           821,235,749
                                                           -----------------------------------
Net assets available for benefits at end of year           $ 290,651,292         $ 408,454,004
                                                           ===================================


See accompanying notes.

               IKON Office Solutions, Inc. Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 1998


1. Significant Accounting Policies

Employee contributions and related employer required matching contributions are recognized when employee contributions are withheld from the employees' pay.

The market value of the IKON Office Solutions, Inc. and Unisource Worldwide, Inc. common stock is determined by use of the last reported sales price on the last business day of the plan year, as reported on a national securities exchange.

Cash equivalents are valued at cost which is equal to market value. All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Investment funds consist of the Stable Value Fund, Vanguard Institutional Index Fund, Balanced Fund, PBHG Growth Fund, and American Funds' EuroPacific Growth Fund.

Guaranteed investment contracts held in the Stable Value Fund are valued at fair value. Investments in the Vanguard Institutional Index Fund, Balanced Fund, PBHG Growth Fund, and American Funds' EuroPacific Growth Fund are stated at fair market value which is determined on the last day of the plan year based on the portfolio of investments owned by the particular funds on that date.

Realized and unrealized gain or loss on investments represents the sum of the change in the difference between December 31 market value and cost of investments and the difference between the proceeds received and the cost of investments sold.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of Plan

The IKON Office Solutions, Inc. Retirement Savings Plan (formerly the Alco Standard Corporation Retirement Savings Plan) (the "Plan") is a defined contribution plan. Participation is limited to full-time and part-time non-union employees of IKON Office Solutions, Inc. and its domestic subsidiaries which adopt the Plan.

               IKON Office Solutions, Inc. Retirement Savings Plan

2. Description of Plan (continued)

The Plan allows participants to contribute 1% to 16% of annual salaries or wages. Contributions are limited by the maximum amount allowable under the
Internal   Revenue  Code.   Participants   are   immediately   vested  in  their
contributions.

Sponsoring units of IKON Office Solutions, Inc. (employers) contribute an amount equal to two-thirds of the first 6% of annual regular salaries or wages that a participant contributes to the Plan. The employers' contribution vests with the participant at 25% per year beginning with the participant's second year of service so that full vesting occurs after five years of service. The participant is also fully vested in the employers' contributions upon retirement, position termination due to permanent shutdown of plant or department, total and permanent disability, or death. Forfeitures of nonvested accounts are refunded to the Company to be used to offset employer matching contributions. Forfeitures were $1,227,400 and $1,533,000 in 1998 and 1997, respectively, and are reflected in the financial statements as a reduction to employer matching contributions.

The Plan allows participant contributions (and any investment income earned thereon) to be allocated between investments in IKON Office Solutions, Inc. common stock or any of the available investment funds. Additional investments in Unisource Worldwide, Inc. common stock are not permitted. Participants may change investment allocations at any time. Employer matching contributions are made in IKON Office Solutions, Inc. common stock and may not be redirected to any of the other available investment options until the attainment of age 55.

The following is a brief description of the investment funds to which participants may direct their contributions.

     Stable Value Fund - Funds are invested in fixed income investments. The fund is managed by The Vanguard Group.

     Vanguard Institutional Index Fund - Funds are invested solely in the 500 publicly traded stocks in the Standard & Poor's Composite Stock Price Index. The fund is managed by The Vanguard Group.

     Balanced Fund - Funds are invested equally in the Stable Value Fund and Vanguard Institutional Index Fund.

               IKON Office Solutions, Inc. Retirement Savings Plan

2. Description of Plan (continued)

    PBHG Growth Fund - Funds are invested primarily in the common stocks of companies with small to mid capitalization and a potential for strong earnings growth. The fund is managed by Pilgrim Baxter & Associates.

    American Funds' EuroPacific Growth Fund - Funds are invested in companies located primarily in Europe and the Pacific Basin. The objective of the fund, which is managed by Capital Research and Management Company, is long-term growth of capital.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to 1% over the prime lending rate.

The Company has the right to amend or terminate the Plan at any time. In the event of Plan termination, the rights of affected participants shall be 100% vested.

Administrative expenses of the Plan are paid by the Plan.

The following plans were merged into the Plan on the effective dates indicated.

                                                                                     Effective Date
                        Plan                                                           of Merger
-----------------------------------------------------------------------------------------------------------

BCS Integration 401(k) Plan                                                        January 1, 1997
Blue-Prints, Inc. 401(k) Profit Sharing Plan                                       January 1, 1997
Cleo's Products & Services, Inc. 401(k) Plan                                       January 1, 1997
The Computer Group, Inc. 401(k) Plan                                               January 1, 1997
Data-Image Systems Corp. 401(k) Profit Sharing Plan                                January 1, 1997
Executive Automation Consultants, Inc./Network Institute of
    America, Inc. Profit Sharing 401(k) Plan                                       January 1, 1997
Global Services, Inc. Employee Savings Plan                                        January 1, 1997
Graphic Management & Services Group, Inc. Profit Sharing Plan                      January 1, 1997
Integra Technology International, Inc. 401(k) Profit Sharing Plan                  January 1, 1997
Lasergraphics 401(k) Profit Sharing Plan                                           January 1, 1997
Legal One, Inc. 401(k) Plan                                                        January 1, 1997
Mount Auburn Press, Inc. 401(k) Plan                                               January 1, 1997

               IKON Office Solutions, Inc. Retirement Savings Plan

2. Description of Plan (continued)

                                                                                     Effective Date
                        Plan                                                           of Merger
-----------------------------------------------------------------------------------------------------------
Prounis Consulting Group, Inc. 401(k) Plan                                         January 1, 1997
Real World Systems, Inc. 401(k) Plan                                               January 1, 1997
Sunrise Computer Systems, Inc. 401(k) Profit Sharing Plan                          January 1, 1997
Universal Network, Inc. Savings and Profit Sharing Plan                            January 1, 1997
The Woodhull Corporation Profit Sharing and Savings Plan                           January 1, 1997
Zachary Jackson, Inc. Profit Sharing Plan                                          January 1, 1997
Zachary Jackson, Inc. 401(k) Plan                                                  January 1, 1997
Hotel Copy Centers of NYC, Inc., (Imagetech) 401(k) Profit
    Sharing Plan                                                                   January 1, 1997
Employees' 401(k) Plan of Winson Olson Co, Inc.                                    February 1, 1997
Southern Copy Products 401(k) Plan                                                 February 1, 1997
Larry Smith Office Equipment, Inc. 401(k) Profit Sharing Plan                      March 1, 1997
City Business Machines, Inc. 401(k) Plan                                           April 1, 1997
HBM Technology Services, Inc. 401(k) Profit Sharing Plan                           April 1, 1997
Kenwood Associates 401(k) Plan                                                     April 1, 1997
Key Business Systems, Inc. Profit Sharing Plan                                     April 1, 1997
IBEC Profit Sharing Plan                                                           April 1, 1997
Double D Press, Inc. 401(k) Plan                                                   May 1, 1997
The Waldec Group 401(k) Plan                                                       June 1, 1997
Riverbend Group, Inc. 401(k) Profit Sharing Plan                                   June 1, 1997
Carlson Group, Inc. 401(k) Plan                                                    June 1, 1997
Plain Paper Solutions, Inc. 401(k) Profit Sharing Plan                             June 1, 1997
Duplicating Products, Inc. 401(k) Savings Plan                                     June 1, 1997
Tech Doc Pub., Inc. 401(k) Retirement Plan                                         June 1, 1997
Legal Copy Specialists, Inc. Profit Sharing Plan                                   June 1, 1997
OA Systems, Inc. Retirement Savings Plan                                           July 1, 1997
Micro Information Services, Inc. 401(k) Plan                                       July 1, 1997
Document Technology, Inc. Retirement Savings Plan                                  July 1, 1997
The Intec Group, Inc. (Mida University) 401(k) Plan                                August 1, 1997
E. N. Dunlap, Inc. 401(k) Savings Plan                                             August 1, 1997
Integrated Management Systems, Inc. Retirement Plan                                August 1, 1997
Professional Computing, Inc. 401(k) Plan                                           September 1, 1997
MicroAge of Mesa 401(k) Profit Sharing Plan                                        October 1, 1997

               IKON Office Solutions, Inc. Retirement Savings Plan

2. Description of Plan (continued)

                                                                                     Effective Date
                        Plan                                                           of Merger
-----------------------------------------------------------------------------------------------------------

Legal Copy of Hartford Specialists, Inc. Profit Sharing Plan                       October 1, 1997
Information Marketing, Inc. Profit Sharing Plan                                    December 1, 1997
Professional Computing, Inc. 401(k) Plan                                           February 1, 1998
FotoBeam, Inc. Profit Sharing Plan                                                 April 1, 1998
Percomco, Inc. Employees' Profit Sharing Plan                                      April 1, 1998
3-D Communication, Inc. 401(k) Profit Sharing Plan                                 May 1, 1998
Copifax, Inc. 401(k) Plan                                                          May 1, 1998
Datafax Systems, Inc. 401(k) Plan                                                  June 1, 1998
American Business Systems, Inc. 401(k) Profit Sharing Plan                         July 1, 1998
The Eagle Copy Service Profit Sharing Plan                                         July 1, 1998
Sierra Office, Inc. Profit Sharing Plan                                            July 1, 1998
Virtual Networks, Inc. 401(k) Profit Sharing Plan                                  July 1, 1998
Financial Systems Products Corp. 401(k) Plan                                       September 1, 1998
Command Services Corp. 401(k) Plan                                                 October 1, 1998
Valcom Computer Center 401(k) Savings Plan                                         November 1, 1998

The above mergers resulted in transfers of net assets to the Plan of $6,525,585 and $32,579,543 during the plan years ended December 31, 1998 and 1997, respectively.

Information about the Plan, including vesting, withdrawal provisions and special provisions related to the merged plans, is contained in the Summary Plan Description, which is available from the Plan Administrator.

               IKON Office Solutions, Inc. Retirement Savings Plan

3. Unisource Spin-off

On June 19, 1996, Alco Standard Corporation (Alco) announced that it would separate Unisource, its printing and imaging and supply systems distribution business from IKON, its office solutions business, with each business operating as a stand-alone, publicly traded company. In order to effect the separation of these businesses, Alco declared a dividend payable to shareholders of record of Alco common stock at the close of business on December 31, 1996 of one share of common stock, $.001 par value, of Unisource for every two shares of Alco stock. The distribution resulted in 100% of the outstanding shares of Unisource common stock being distributed to Alco shareholders on January 2, 1997. As a result of this distribution, the Plan received 5,737,490 shares of Unisource stock with a market value of $115,466,976 on January 2, 1997.

The spin-off was completed on December 31, 1996 and Alco changed its name to IKON Office Solutions, Inc. on January 23, 1997. The Benefits Agreement entered into by Alco and Unisource at the time of the spin-off called for Unisource to establish a new plan identical to the Plan. The net assets, totaling $361,438,780, of the Plan attributable to the account balances in the Plan of participants who were actively employed by, or not actively employed but receiving wages for reasons other than illness or injury from, Unisource Worldwide, Inc. were transferred to the Unisource Plan on January 2, 1997.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 24, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Retirement Plans Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

               IKON Office Solutions, Inc. Retirement Savings Plan

5. Investments

Individual investments that represent 5% or more of the fair value of net assets available for benefits are as follows:

                                            Shares or
   Identity of Investments                  Par Value                 Cost            Market Value
----------------------------------------------------------------------------------------------------

 December 31, 1998

IKON Office Solutions, Inc.
  Common Stock                          12,215,138 shares         $213,025,597        $104,592,120

Vanguard Institutional
  Index Fund                               570,779 shares           47,765,749          64,412,486

PBHG Growth Fund                           972,718 shares           24,376,433          24,843,227

Deutsche Bank
  Guaranteed Investment Contract        14,866,601 units            14,866,601          14,866,601

Vanguard Investment
  Contract Trust                        18,535,919 units            18,535,919          18,535,919

December 31, 1997

IKON Office Solutions, Inc.
  Common Stock                           7,802,916 shares          224,021,266         219,457,013

Unisource Worldwide, Inc.
  Common Stock                           2,296,759 shares           47,977,370          32,728,816

Vanguard Institutional
  Index Fund                               505,603 units            37,023,828          45,281,695

PBHG Growth Fund                           957,630 units            24,239,188          24,314,241

               IKON Office Solutions, Inc. Retirement Savings Plan

5. Investments (continued)

Information about the net assets available for benefits by separate investment programs at December 31, 1998 and 1997 is as follows:


                                                                              Vanguard
                                                IKON           Stable       Institutional                    PBHG
                                               Common          Value           Index         Balanced        Growth
                                                Stock          Fund             Fund           Fund           Fund
1998
Assets
Investments:
   Cash and cash equivalents                 $   2,029,144   $         127  $         352  $   4,972,522  $         606
   IKON Office Solutions, Inc. common stock    104,592,120              --             --             --             --
   Unisource Worldwide, Inc. common stock               --              --             --             --             --
   Investment funds                                     --      47,765,723     55,293,389     12,617,065     24,843,227
   Participant loans                                    --              --             --             --             --
Investment income receivable                        13,526          95,822        584,404        114,743              3
                                             --------------------------------------------------------------------------
Total assets                                   106,634,790      47,861,672     55,878,145     17,704,330     24,843,836

Liabilities
Accrued administrative expenses                     97,425          39,138         42,756         14,230         17,719
Other                                             (409,418)             --        584,402         97,646             --
                                             --------------------------------------------------------------------------
Net assets available for benefits            $ 106,946,783   $  47,822,534  $  55,250,987  $  17,592,454  $  24,826,117
                                             ==========================================================================

1997
Assets
Investments:
   Cash and cash equivalents                 $   4,361,969   $           1  $         289  $     658,245  $         347
   IKON Office Solutions, Inc. common stock    219,457,013              --             --             --             --
   Unisource Worldwide, Inc. common stock               --
   Investment funds                                     --      45,346,526     38,151,406     12,827,397     24,314,241
   Participant loans                                    --              --             --             --             --
Transfers receivable from merged plans                  --              --             --             --             --
Investment income receivable                        23,143          69,397        501,545        103,818             --
                                             --------------------------------------------------------------------------
Total assets                                   223,842,125      45,415,924     38,653,240     13,589,460     24,314,588

Liabilities
Accrued administrative expenses                    285,889          51,751         41,916         15,970         27,082
                                             --------------------------------------------------------------------------
Net assets available for benefits            $ 223,556,236   $  45,364,173  $  38,611,324  $  13,573,490  $  24,287,506
                                             ==========================================================================

                                              American
                                                Funds'
                                             EuroPacific     Unisource
                                               Growth          Common      Participant        Other
                                                Fund            Stock         Loans           Assets            Total
1998
Assets
Investments:
   Cash and cash equivalents                 $          --  $     276,281  $          --  $    (704,188)  $   6,574,844
   IKON Office Solutions, Inc. common stock             --             --             --             --     104,592,120
   Unisource Worldwide, Inc. common stock               --     12,471,812             --             --      12,471,812
   Investment funds                             12,236,999             --             --             --     152,756,403
   Participant loans                                    --             --     14,315,229             --      14,315,229
Investment income receivable                            --          1,593             --             --         810,091
                                             --------------------------------------------------------------------------
Total assets                                    12,236,999     12,749,686     14,315,229       (704,188)    291,520,499

Liabilities
Accrued administrative expenses                      9,826         11,567             --        363,916         596,577
Other                                                   --             --             --             --         272,630
                                             --------------------------------------------------------------------------
Net assets available for benefits            $  12,227,173  $  12,738,119  $  14,315,229  $  (1,068,104)  $ 290,651,292
                                             ==========================================================================

1997
Assets
Investments:
   Cash and cash equivalents                 $          --  $     782,499  $       1,007  $   1,440,931   $   7,245,288
   IKON Office Solutions, Inc. common stock             --             --             --                    219,457,013
   Unisource Worldwide, Inc. common stock                      32,728,816             --             --      32,728,816
   Investment funds                             10,616,360             --                            --     131,255,930
   Participant loans                                    --             --     16,634,250             --      16,634,250
Transfers receivable from merged plans                  --             --             --      1,239,156       1,239,156
Investment income receivable                            --          3,587             --         10,027         711,517
                                             --------------------------------------------------------------------------
Total assets                                    10,616,360     33,514,902     16,635,257      2,690,114     409,271,970

Liabilities
Accrued administrative expenses                     12,352         44,474             --        338,532         817,966
                                             --------------------------------------------------------------------------
Net assets available for benefits            $  10,604,008  $  33,470,428  $  16,635,257  $   2,351,582   $ 408,454,004
                                             ==========================================================================

               IKON Office Solutions, Inc. Retirement Savings Plan

5. Investments (continued)

The changes in net assets available for benefits by separate investment programs for the years ended December 31, 1998 and 1997 are as follows:

                                                                                                               American
                                  IKON            Stable        Vanguard                         PBHG            Funds'
                                 Common           Value       Institutional     Balanced        Growth        EuroPacific
                                  Stock           Fund          Index Fund        Fund           Fund         Growth Fund
                              -------------------------------------------------------------------------------------------
Net assets available for
benefits at                   $ 603,297,865   $  79,106,225   $  41,363,217   $  16,115,811   $  37,482,182   $  13,521,672
   January 1, 1997
     Employee contributions      29,958,142       2,856,812       4,147,438       1,686,982       5,395,263       2,406,624
     Employer contributions      23,292,684          37,832          42,546          27,064          35,738          16,617
     Investment income            1,469,804       2,385,320         365,505          73,351             347         841,539
     Assets transferred to
       Unisource Worldwide,
       Inc. Retirement
       Savings Plan            (255,661,786)    (40,026,608)    (23,224,595)     (7,763,161)    (18,340,456)     (7,589,586)
     Assets transferred or
       receivable from
       merged plans               2,464,845      25,756,772       1,289,282         915,942       1,242,891         746,319
     Benefit payments           (26,841,142)    (13,990,971)     (4,713,730)     (3,339,876)     (4,010,167)     (1,530,520)
     Administrative expenses       (285,889)        (51,751)        (41,916)        (15,970)        (27,082)        (12,352)
     Realized and unrealized
       gain (loss) on
       investments              (91,489,532)             --       6,717,100       1,845,585        (827,433)       (285,948)
     Interfund transfers        (62,648,755)    (10,709,458)     12,666,477       4,027,762       3,336,223       2,489,643
                              ----------------------------------------------------------------------------------------------
Net assets available for
  benefits at
  December 31, 1997             223,556,236      45,364,173      38,611,324      13,573,490      24,287,506      10,604,008

     Employee contributions      27,378,571       6,627,301       9,463,315       3,163,401       7,867,912       3,324,693
     Employer contributions      28,030,680         217,785         109,102          55,057          42,398          25,208
     Investment income            1,678,412       2,767,522       1,118,573         194,762             262         687,859
     Assets transferred or
       receivable from
       merged plans               1,087,251      10,399,632       1,000,744         374,367         680,981         213,319
     Benefit payments           (22,502,780)    (16,270,716)     (8,839,883)     (4,056,409)     (4,270,215)     (1,896,970)
     Administrative expenses        188,464          12,613            (840)          1,740           9,363           2,526
     Realized and unrealized
       gain (loss) on
       investments             (155,304,330)             --      10,689,028       2,428,180         108,790         893,248
     Interfund transfers          2,834,279      (1,295,776)      3,099,624       1,857,866      (3,900,880)     (1,626,718)
                              ----------------------------------------------------------------------------------------------
Net assets available for
  benefits at
  December 31, 1998           $ 106,946,783   $  47,822,534   $  55,250,987   $  17,592,454   $  24,826,117   $  12,227,173
                              =============================================================================================

                                  Unisource
                                    Common       Participant       Other
                                     Stock          Loans          Assets          Total
                              -------------------------------------------------------------
Net assets available for
benefits at                   $          --   $  24,476,561   $   5,872,216   $ 821,235,749
   January 1, 1997
     Employee contributions              67              --              --      46,451,328
     Employer contributions        (209,220)             --              --      23,243,261
     Investment income            2,071,663       1,386,862         250,633       8,845,024
     Assets transferred to
       Unisource Worldwide,
       Inc. Retirement
       Savings Plan                      --      (8,832,588)             --    (361,438,780)
     Assets transferred or
       receivable from
       merged plans                  21,210           9,896         132,386      32,579,543
     Benefit payments            (5,352,356)             --              --     (59,778,762)
     Administrative expenses        (44,474)                     (2,902,562)     (3,381,996)
     Realized and unrealized
       gain (loss) on
       investments              (15,261,135)             --              --     (99,301,363)
     Interfund transfers         52,244,673        (405,474)     (1,001,091)             --
                              -------------------------------------------------------------
Net assets available for
  benefits at
  December 31, 1997              33,470,428      16,635,257       2,351,582     408,454,004

     Employee contributions              --              --                      57,825,193
     Employer contributions         (24,224)             --              --      28,456,006
     Investment income            1,304,594       1,367,149          76,269       9,195,402
     Assets transferred or
       receivable from
       merged plans                  26,543              --      (7,257,252)      6,525,585
     Benefit payments            (2,930,541)             --              --     (60,767,514)
     Administrative expenses         32,907              --      (4,544,159)     (4,297,386)
     Realized and unrealized
       gain (loss) on
       investments              (13,554,914)             --              --    (154,739,998)
     Interfund transfers         (5,586,674)     (3,687,177)      8,305,456              --
                              -------------------------------------------------------------
Net assets available for
  benefits at
  December 31, 1998           $  12,738,119   $  14,315,229   $  (1,068,104)  $ 290,651,292
                              =============================================================

               IKON Office Solutions, Inc. Retirement Savings Plan

6. Transactions with Parties-in-Interest

The Plan purchased from IKON Office Solutions, Inc. 5,911,490 shares (cost $73,784,723) and 1,855,897 shares (cost $52,174,789) of IKON's common stock at fair market value on the date of purchase during 1998 and 1997, respectively.

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                   December 31
                                                             1998               1997
                                                        --------------------------------
Net assets available for benefits per the
    financial statements                                $ 290,651,292      $ 408,454,004
Amounts allocated to withdrawn participants                  (232,325)          (154,296)
                                                        --------------------------------
Net assets available for benefits per the Form 5500     $ 290,418,967      $ 408,299,708
                                                        ================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                 Year ended
                                                                 December 31,
                                                                    1998
                                                               ------------

Benefits paid to participants per the financial statements     $ 60,767,514
Add: amounts allocated to withdrawn participants at
    December 31, 1998                                               232,325
Less: amounts allocated to withdrawn participants at
    December 31, 1997                                              (154,296)
                                                               ------------
Benefits paid to participants per the Form 5500                $ 60,845,543
                                                               ============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

               IKON Office Solutions, Inc. Retirement Savings Plan

8. Year 2000 (Unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor has completed the assessment of its internal information systems. Both internal and external resources are being utilized to replace or modify existing software applications, and to test the software and equipment for year 2000 readiness. The Plan Sponsor anticipates its internal systems will be year 2000 compliant by October 31, 1999. In addition, the Plan Administrator has established formal communications with its third-party service providers to determine whether they have developed plans to address their year 2000 readiness as it relates to the Plan's operations. All third-party service providers have indicated that they will be year 2000 compliant by the end of 1999. If modifications of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. The Plan Administrator is currently developing a contingency plan, in the event any critical system cannot be corrected and certified before December 31, 1999. The Plan Administrator, as well as the Plan Sponsor, expect to have their contingency plans in place by October 31, 1999. Costs incurred in completing the Plan's Year 2000 project with respect to internal systems and the contingency plan, which are not expected to be material, are being paid by the Plan Sponsor.

9. Subsequent Events

On May 25, 1999, Unisource Worldwide, Inc. agreed to accept Georgia Pacific's $12 a share in cash buyout offer upon approval of Unisource Worldwide, Inc.'s shareholders. If this transaction is finalized, all shares held by the Unisource Stock Fund (1,720,250 shares at December 31, 1998) will be converted to cash and the Unisource Stock Fund will be closed. The cash received will be allocated to other investment options based on participants' current contribution elections or to the Stable Value Fund for those participants not currently making contributions.

                             Supplemental Schedules

               IKON Office Solutions, Inc. Retirement Savings Plan

                       Assets Held for Investment Purposes

                                December 31, 1998

                                                                                                             Current
             Identity of Issue                      Description of Investment               Cost              Value
-------------------------------------------------------------------------------------------------------------------------
Collective Short-Term Investment Fund        Short-term fixed income
   of the Northern Trust Company*                investments - 6,574,844 units           $   6,574,844    $   6,574,844

IKON Office Solutions, Inc.*                 Common Stock - 12,215,138 shares              213,025,597      104,592,120

Unisource Worldwide, Inc.                    Common Stock - 1,720,250 shares                34,890,902       12,471,812

Vanguard Institutional Index Fund            Equity investments - 570,779 units             47,765,749       64,412,489

PBHG Growth Fund                             Equity investments - 972,718 units             24,376,433       24,843,227

American Funds' EuroPacific
   Growth Fund                               Equity investments - 430,880 units             11,629,124       12,236,999

Deutsche Bank                                Guaranteed investment contracts -
                                                 14,866,601 units                           14,866,601       14,866,601

United Bank of Switzerland                   Guaranteed investment contracts -
                                                 5,821,585 units                             5,821,585        5,821,585

Vanguard Investment Contract Trust           Guaranteed investment contracts -
                                                 18,535,919 units                           18,535,919       18,535,919

Principal Mutual                             Guaranteed investment contracts -
                                                 3,827,975 units                             3,827,975        3,827,975

Bayerische Landesbank                        Guaranteed investment contracts -
                                                 5,192,719 units                             5,192,719        5,192,719

Caisse des Depots et Consignations           Guaranteed investment contracts -
                                                 3,018,889 units                             3,018,889        3,018,889

Participant loans                            Participant loans, at various interest
                                                 rates ranging between  6% and 11.5%
                                                                                                     -       14,315,229
                                                                                         ------------------------------
                                                                                         $ 389,526,337    $ 290,710,408
                                                                                         ==============================

*Party-in-interest

               IKON Office Solutions, Inc. Retirement Savings Plan

                             Reportable Transactions

                          Year ended December 31, 1998

                                                                                       Selling Price or                   Net Gain
      Identity of Party Involved            Description of Assets      Purchase Price   Maturity Value        Cost        or (Loss)
------------------------------------------------------------------------------------------------------------------------------------

Category III--A series of transactions in a security issue aggregating 5% of plan assets

IKON Office Solutions, Inc.*            IKON Office Solutions, Inc.
                                          common stock - purchased
                                          5,911,490 shares and sold
                                          1,499,268 shares in
                                          multiple transactions.        $ 73,784,723     $ 33,345,285     $ 31,180,687    $2,164,598

Vanguard Institutional Index Fund       Vanguard Institutional
                                          Index Fund - purchased
                                          262,325 shares and sold
                                          197,149 shares in
                                          multiple transactions.          26,158,933       19,650,142       15,417,012     4,233,130

Collective Short-Term Investment        Short-term fixed income
  Fund of The Northern Trust Company*     investments purchased
                                          359,540,786 units and
                                          sold 360,211,232 units
                                          in multiple transactions.      359,540,786      360,211,230      360,211,230            --

Pursuant to Department of Labor Regulation Section 2520.103-6, there were no Category I, II, or IV reportable transactions during the year ended December 31, 1998.


*Party-in-interest

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                           IKON OFFICE SOLUTIONS, INC.
                                           RETIREMENT SAVINGS PLAN




By:  /s/ Nancy J. Heiden                   Dated:  June 28, 1999
         Nancy J. Heiden
         Plan Administrator

                                   FORM 11-K

              IKON OFFICE SOLUTIONS, INC. RETIREMENT SAVINGS PLAN

                      FISCAL YEAR ENDED DECEMBER 31, 1998




                               INDEX TO EXHIBITS



Exhibit Number                      Description


Exhibit 23                          Consent of Independent Auditors